November 18, 2008

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Mail Stop: 3720

Attn: Mr. Larry Spirgel, Assistant Director

       Re:     NewMarket Technology, Inc.
               Registration Statement on Form S-1 (File No 333-149082) Application for Withdrawal of Registration Statement

Dear Mr. Spirgel:

               Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the "Securities Act") NewMarket Technology, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1, File Number 333-149082, together with all exhibits thereto (collectively, and as amended, the "Registration Statement"). The Registration Statement was initially filed with the Commission on February 6, 2008.

               At this time, due to current public market conditions, the Company has determined not to proceed with the public offering and share registration contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

               Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the "Order") effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (631) 824-9318, with a copy to the Company's legal counsel, Andrea Cataneo, Esq. of Sichenzia Ross Friedman Ference, LLP, via facsimile at (212) 930-9725.

               The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

               The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.


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If you have any questions regarding this application, please contact, Andrea
Cataneo of Sichenzia Ross Friedman Ference, LLP at (212) 930-9700 or via facsimile at (212) 930-9725. Thank you for your attention to this matter.


                                                   Very truly yours,

                                                   /s/ Philip J. Rauch
                                                   -------------------
                                                   Philip J. Rauch
                                                   Chief Financial Officer